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[LOGO OF BID.COM]                                 Bid.Com International Inc.
                                                  6725 Airport Road, Suite 201
                                                  Mississauga, ON L4V 1V2
                                     Tel: 905-672-7467 / Facsimile: 905-672-5705
                                                  Website: www.bid.com
                                                  (Nasdaq: BIDS, TSE: BII)

                      BID.COM REVISES 1ST QUARTER ESTIMATES

TORONTO, ON. - March 30, 2001 - Bid.Com International Inc. (NASDAQ: BIDS, TSE:
BII), a global provider of dynamic pricing solutions, today announced that it expects that new contract value and recognized revenue totals for the first quarter ended March 31st will be lower than its previously announced estimates. Despite the revised estimates, the company believes it will meet expectations for improved cash burn compared to the previous quarter.

Bid.Com expects that its new contract value and revenue totals for Q1 will be between $2.5 and $2.7 million, compared to previously announced estimates of approximately $4 million. All figures are in Canadian dollars. As of March 30, 2001, the exchange rate was Cdn $1.58 to US$1.00.

"While our sales pipeline continues to grow, we have experienced delays in signing new contracts with customers that we anticipated would close before the end of the quarter," said Mr. Jeff Lymburner, President and CEO, Bid.Com International Inc. "We remain confident of our long-term success, and believe that many of our current negotiations with leading organizations around the world coupled with on-going sales and marketing activities will result in significant customer wins through Q2 and beyond."

About Bid.Com International Inc.:
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Founded in 1995, Bid.Com (NASDAQ: BIDS, TSE: BII) provides a comprehensive suite of dynamic pricing solutions that allow organizations to buy and sell on-line more effectively. Thanks to an award-winning and scaleable technology platform, Bid.Com's multiple transaction methods and strategic sourcing applications can be integrated within any business-to-business or consumer-based environment.

Current customers and partners include GE Capital, News International, Research In Motion, CapGemini, ValueVision International Inc. Skerman Group and PricewaterhouseCoopers.

Bid.Com has offices in Toronto (Ontario), Tampa (Florida), New York, Sacramento (California), London (U.K.), Dublin (Ireland), and Melbourne (Australia).

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This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's ("the Company") results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business sales and operations, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

To receive additional information on Bid.Com International Inc. please visit www.bid.com

Contacts:

At Bid.Com:                                   At Porter Novelli Convergence
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Group:
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Joe Racanelli, Director of Marketing          Stacey Tessis
Tel: (905) 672-7467  ext. 273                 Tel: (416) 422-7194
Fax: (905) 672-9928                           E-mail:stessis@bmporternovelli.com
E-mail: jracanelli@bid.com